

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

<u>Via Secure E-Mail</u>
Lyndon R. Rive
Chief Executive Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

> **Re:** **SolarCity Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **CIK No. 0001408356**

Dear Mr. Rive:

We are sending you this letter because you have a draft registration statement under review by the staff of the Division of Corporation Finance.

Beginning in April, we adopted temporary policies allowing the submission of draft registration statements using either the SEC's mail room or, in May, a secure email system. On October 1, 2012 you will be able to submit draft registration statements using EDGAR. You will not be required to use EDGAR until the Commission adopts the changes to the EDGAR Filer Manual for Release 12.2. We will announce on the Commission's website when you will be required to start using EDGAR for your submissions.

This letter is to provide guidance to you on how to start using the EDGAR system to submit your draft registration statements. You already have a Central Index Key, or CIK number, assigned to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v13.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your previously obtained access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them as soon as possible so that you can use EDGAR when you are ready to submit your next draft filing. Please call the Division's Filer

Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number readily available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing. You should make sure that you list your secure email address in your EDGAR information, since that is the address the staff will use to send you comment letters. See Volume 1, section 5 of the EDGAR Filer Manual on how to make Company data modifications.

Once you have your EDGAR access codes, login to the EDGAR Filer Website at https://www.edgarfiling.sec.gov. Select "Draft Reg. Statement" on the left hand side of the opening page and proceed to attach your draft submission as described in the EDGAR Filer Manual and the detailed instructions that are posted on the SEC Website at http://www.sec.gov/divisions/corpfin/guidance/drsfilingprocedures.pdf.

When you make your first EDGAR draft submission, you should submit it as a new draft registration statement, even if it is an amendment to a previously submitted version. In addition to the new draft, in this first EDGAR submission, you should also:

- Attach each previously submitted draft registration statement, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., EX-99.1 "Original Draft Registration Statement, dated xx/xx/2012"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your draft submissions, including your responses to our comments, as a separate "COVER" document within the submission.

If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief